UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Cynapsus Therapeutics Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

23257Y859

(CUSIP Number)

Dexxon Holdings Ltd.

1 Dexcel Street

Or Akiva, 30600000, Israel

+972-4-6364040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23257Y859	Page 2 of 10 Pages

1.	Name of reporting person Dexcel Pharma Technologies Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 769,230[1]
	8.	Shared voting power 0
	9.	Sole dispositive power 769,230[1]
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 769,230[1]
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.06%[2]
14.	Type of reporting person CO

[1]	Consists of: (i) 384,615 common shares of the Issuer held by Dexcel Pharma Technologies Ltd. (“Dexcel”) and (ii) 384,615 common shares issuable to Dexcel upon the exercise of outstanding warrants that are exercisable within 60 days.

[2]	This calculation is based on 12,299,566 Common Shares issued and outstanding as of March 1, 2016, as reported to the Reporting Persons by the Issuer, plus 384,615 common shares underlying warrants held by the Reporting Person that are exercisable within 60 days, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of the Reporting Person pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 23257Y859	Page 3 of 10 Pages

1.	Name of reporting person Dexxon Holdings Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,955,969[3]
	8.	Shared voting power 0
	9.	Sole dispositive power 1,955,969[3]
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,955,969[3]
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.31%[4]
14.	Type of reporting person CO

[3]	Consists of: (i) 1,480,425 common shares of the Issuer held by Dexxon Holdings Ltd. (“Dexxon”) and (ii) 475,544 common shares issuable to Dexxon upon the exercise of outstanding warrants that are exercisable within 60 days.

[4]	This calculation is based on 12,299,566 Common Shares issued and outstanding as of March 1, 2016, as reported to the Reporting Persons by the Issuer, plus 475,544 common shares underlying warrants held by the Reporting Person that are exercisable within 60 days, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of the Reporting Person pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 23257Y859	Page 4 of 10 Pages

1.	Name of reporting person Dan Oren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,725,199[5]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,725,199[5]
11.	Aggregate amount beneficially owned by each reporting person 2,725,199
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 20.71%[6]
14.	Type of reporting person IN

[5]	Consists of: (i) 384,615 common shares of the Issuer held by Dexcel, (ii) 384,615 common shares issuable to Dexcel upon the exercise of outstanding warrants that are exercisable within 60 days, (iii) 1,480,425 common shares of the Issuer held by Dexxon and (iv) 475,544 common shares issuable to Dexxon upon the exercise of outstanding warrants that are exercisable within 60 days.

[6]	This calculation is based on 12,299,566 Common Shares issued and outstanding as of March 1, 2016, as reported to the Reporting Persons by the Issuer, plus (i) 384,615 common shares underlying warrants held by Dexcel and (ii) 475,544 common shares underlying warrants held by Dexxon, in each case, that are exercisable within 60 days, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of the Reporting Person pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 23257Y859	Page 5 of 10 Pages

ITEM 1.	SECURITIES AND ISSUER.

This Schedule 13D relates to the common shares, no par value (the “Common Shares”), of Cynapsus Therapeutics Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is at 828 Richmond Street West, Toronto, Ontario, M6J 1C9, Canada.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) – (b)

Pursuant to Rule 13d-1 promulgated by the SEC under Section 13 of the Act, this statement is being filed by:

(i) Dexcel Pharma Technologies Ltd. (“Dexcel”);

(ii) Dexxon Holdings Ltd. (“Dexxon”); and

(iii) Dan Oren.

The Common Shares that may be deemed to be beneficially owned by each Reporting Person are set forth on Line 11 of such Reporting Person’s cover sheet. Voting and dispositive decisions for Dexcel are made by Dan Oren, in his capacity as President and CEO, and for Dexxon by Dan Oren, in his capacity as sole director, respectively. Dan Oren is ultimately the sole shareholder of each of Dexcel and Dexxon. Accordingly, Dan Oren may be deemed to have investment and voting control over the Common Shares and Warrants owned by Dexcel and Dexxon.

Dexcel, Dexxon and Dan Oren are referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

The business address of each of the Reporting Persons is 1 Dexcel Street, Or Akiva, 30600000, Israel.

(c)	Dexcel is a manufacturer and distributor of pharmaceutical products and Dexxon is principally engaged in the business of investing in pharmaceutical companies. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Dexcel and Dexxon are set forth in Schedule A attached hereto.

(d) – (e)	During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dexcel and Dexxon are each incorporated under the laws of Israel. Dan Oren is an Israeli citizen.

CUSIP No. 23257Y859	Page 6 of 10 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons used approximately US$17.37 million to purchase all the Common Shares and Warrants of the Issuer reported on this Schedule 13D. The source used to make such purchases was funds available to each of Dexcel and Dexxon from cash on hand. No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any Common Shares or Warrants discussed in this Item 3.

The 384,615 Warrants held by Dexcel are each exercisable for one Common Share at an exercise price of Cdn$12.96 per Common Share, and the 475,544 Warrants held by Dexxon are each exercisable for one Common Share at an exercise price of Cdn$9.20 per Common Share.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Common Shares and Warrants of the Issuer for investment purposes. The Reporting Persons intend to review their investment in the Issuer from time to time and, depending upon market conditions and other factors that they may deem material in making an investment decision, the Reporting Persons may purchase Common Shares of the Issuer in open market or private transactions, sell all or any portion of the Common Shares currently owned or hereafter acquired by them, either in open market or private transactions, or take other steps to increase or decrease or hedge their investment in the Issuer.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of Act, or (j) any actions similar to any of those enumerated above.

CUSIP No. 23257Y859	Page 7 of 10 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) – (b)

The aggregate number and percentage of Common Shares beneficially owned by Dexcel of the date hereof is 769,230. This consists of: (i) 384,615 common shares of the Issuer held by Dexcel and (ii) 384,615 common shares issuable to Dexcel upon the exercise of outstanding warrants that are exercisable within 60 days.

The aggregate number and percentage of Common Shares beneficially owned by Dexxon of the date hereof is 1,955,969. This consists of: (i) 1,480,425 common shares of the Issuer held by Dexxon and (ii) 475,544 common shares issuable to Dexxon upon the exercise of outstanding warrants that are exercisable within 60 days.

The aggregate number and percentage of Common Shares beneficially owned by Dan Oren of the date hereof is 2,725,199. This consists of: (i) 384,615 common shares of the Issuer held by Dexcel, (ii) 384,615 common shares issuable to Dexcel upon the exercise of outstanding warrants that are exercisable within 60 days, (iii) 1,480,425 common shares of the Issuer held by Dexxon and (iv) 475,544 common shares issuable to Dexxon upon the exercise of outstanding warrants that are exercisable within 60 days.

Voting and dispositive decisions for Dexcel are made by Dan Oren, in his capacity as President and CEO, and for Dexxon by Dan Oren, in his capacity as sole director, respectively. Dan Oren is ultimately the sole shareholder of each of Dexcel and Dexxon. Accordingly, Dan Oren may be deemed to have investment and voting control over the Common Shares and Warrants owned by Dexcel and Dexxon.

The percentage of outstanding Common Shares of the Issuer that may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated for each Reporting Person based on 12,299,566 Common Shares issued and outstanding as of March 1, 2016, as reported to the Reporting Persons by the Issuer, plus the number of common shares issuable to each Reporting Person upon the exercise of outstanding warrants that are exercisable within 60 days.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Common Shares or has the right to acquire any Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that they may be deemed to beneficially own.

(c)

In connection with the initial public offering in the United States of the Issuer on June 23, 2015, the Reporting Persons purchased 1,865,040 Common Shares for an aggregate purchase price of approximately US$10.3 million. None of the Reporting Persons has effected any transactions in shares of the Common Shares during the last 60 days.

(d)

To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 23257Y859	Page 8 of 10 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit I to this Schedule 13D and is incorporated by reference herein. Other than the Joint Filing Agreement, the Reporting Persons have no contracts, arrangements, understandings or relationship with any persons with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit

1.	Joint Filing Agreement dated as of March 16, 2016

CUSIP No. 23257Y859	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2016

/s/ Dan Oren
Dan Oren

DEXCEL PHARMA TECHNOLOGIES LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: President & CEO

DEXXON HOLDINGS LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: Director

CUSIP No. 23257Y859	Page 10 of 10 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each executive officer and director of Dexcel.

Name	Citizenship	Principal Occupation	Business Address
Dan Oren	Israeli	President and Chief Executive Officer, Director	1 Dexcel Street, Or Akiva, 30600000, Israel
Uri Oren	Israeli	Director	1 Dexcel Street, Or Akiva, 30600000, Israel
Ilan Oren	Israeli	Director	1 Dexcel Street, Or Akiva, 30600000, Israel
Yitzchak Harush	Israeli	Director	1 Dexcel Street, Or Akiva, 30600000, Israel

Dan Oren is the sole director of Dexxon. Dexxon has no executive officers.